FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __________

AstraZeneca PLC

INDEX TO EXHIBITS

1.            AstraZeneca to acquire Gracell

PUBLISHED
26 December 2023

AstraZeneca to acquire Gracell, furthering cell therapy ambition across oncology and autoimmune diseases

Includes clinical-stage autologous BCMA/CD19 CAR-T therapy targeting haematologic malignancies and autoimmune diseases, and proprietary cell therapy manufacturing platform

AstraZeneca has entered into a definitive agreement to acquire Gracell Biotechnologies Inc. (Gracell, NASDAQ: GRCL), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune diseases, furthering the AstraZeneca cell therapy ambition.

The proposed acquisition will enrich AstraZeneca’s growing pipeline of cell therapies with GC012F, a novel, clinical-stage FasTCAR-enabled BCMA and CD19 dual-targeting autologous chimeric antigen receptor T-cell (CAR-T) therapy, a potential new treatment for multiple myeloma, as well as other haematologic malignancies and autoimmune diseases including systemic lupus erythematosus (SLE).

Autologous CAR-T is a type of cell therapy created by reprogramming a patient’s immune T cells to target disease-causing cells, and the manufacturing process for this type of treatment is complex and time-consuming. The Gracell FasTCAR platform significantly shortens manufacturing time, enhances T cell fitness, and will potentially improve the effectiveness of autologous CAR-T treatment in patients. Future applications of this technology may also include rare diseases.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: “The proposed acquisition of Gracell will complement AstraZeneca’s existing capabilities and previous investments in cell therapy, where we have established our presence in CAR-T and T-cell receptor therapies (TCR-Ts) in solid tumours. GC012F will accelerate our cell therapy strategy in haematology, with the opportunity to bring a potential best-in-class treatment to patients living with blood cancers using a differentiated manufacturing process, as well as exploring the potential for cell therapy to reset the immune response in autoimmune diseases.”

Dr. William Cao, founder, Chairman and CEO, Gracell, said: “We look forward to working with AstraZeneca to accelerate our shared goal of bringing transformative cell therapies to more patients living with debilitating diseases. By combining our expertise and resources, we can unlock new ways to harness the Gracell FasTCAR manufacturing platform, which we believe has the potential to optimise the therapeutic profile of engineered T cells, to pioneer the next generation of autologous cell therapies.”

Gracell will operate as a wholly owned subsidiary of AstraZeneca, with operations in China and the US.

Financial considerations

Under the terms of the definitive agreement, AstraZeneca will acquire all of Gracell’s fully diluted share capital (including shares represented by ADSs) through a merger for a price of $2.00 per ordinary share in cash at closing (equivalent to $10.00 per ADS of Gracell) plus a non-tradable contingent value right of $0.30 per ordinary share (equivalent to $1.50 per ADS of Gracell) in cash payable upon achievement of a specified regulatory milestone.

The upfront cash portion of the consideration represents a transaction value of approximately $1.0bn, a 62% premium to Gracell’s closing market price on 22nd December 2023 and a 154% premium to the 60-day volume-weighted average price (VWAP) of $3.94 before this announcement. Combined, the upfront and potential contingent value payments represent, if achieved, a transaction value of approximately $1.2bn, an 86% premium to Gracell's closing market price on 22nd December 2023 and a 192% premium to the 60-day VWAP. As part of the transaction, AstraZeneca will acquire the cash, cash equivalents and short-term investments on Gracell’s balance sheet, which totalled $234.1m as of 30th September 2023.

The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions, including regulatory clearances, and Gracell shareholder approval. The transaction does not impact AstraZeneca’s financial guidance for 2023.

Notes

About GC012F

GC012F is Gracell’s FasTCAR-enabled BCMA/CD19 dual-targeting autologous CAR-T cell therapy, which aims to transform cancer and autoimmune disease treatment by seeking to drive deep and durable responses with an improved safety profile. GC012F is currently being evaluated in clinical studies in multiple haematologic malignancies and autoimmune diseases. Gracell has initiated a Phase Ib/II trial evaluating GC012F for the treatment of relapsed or refractory multiple myeloma in the US.

AstraZeneca in haematology

AstraZeneca is pushing the boundaries of science to redefine care in haematology. We have expanded our commitment to patients with haematologic conditions, not only in oncology but also in rare diseases with the acquisition of Alexion, allowing us to reach more patients with high unmet needs. By applying our deep understanding of blood cancers, leveraging our strength in solid tumour oncology and delivering on Alexion’s pioneering legacy in complement science to provide innovative medicines for rare diseases, we are pursuing the end-to-end development of novel therapies designed to target underlying drivers of disease.

By targeting haematologic conditions with high unmet medical needs, we aim to deliver innovative medicines and approaches to improve patient outcomes. Our goal is to help transform the lives of patients living with malignant, rare and other related haematologic diseases, shaped by insights from patients, caregivers and physicians to have the most meaningful impact.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca in BioPharmaceuticals: Respiratory and Immunology

Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals, is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission in immune-mediated diseases.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company’s growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including SLE), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca’s ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

Additional Information and Where to Find It

In connection with the proposed transaction, Gracell intends to file or furnish relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement. Promptly after the proxy statement is filed or furnished with the SEC, the Company will mail or otherwise provide the proxy statement and a proxy card to each of its shareholders entitled to vote at the extraordinary general meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that Gracell may file or furnish with the SEC or send to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF Gracell ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT Gracell WILL FILE OR FURNISHED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed or furnished with the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at Gracell’s website at www.gracellbio.com.

Participants in the Solicitation

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the transaction proceed. AstraZeneca, Gracell and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Gracell‘s shareholders with respect to the proposed transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement relating to the transaction when it is filed or furnished with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with the SEC when they become available.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s proposed acquisition of Gracell. Such forward-looking statements include, but are not limited to, the ability of AstraZeneca and Gracell to complete the transactions contemplated by the acquisition agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, AstraZeneca’s and Gracell’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s proposed acquisition of Gracell, the potential effects of the acquisition on both AstraZeneca and Gracell, the possibility of any termination of the merger agreement, as well as the expected benefits and success of [GC012F and any combination product]. These statements are based upon the current beliefs and expectations of AstraZeneca’s and Gracell’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that [GC012F will receive the necessary regulatory approvals or prove to be commercially successful if approved]. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements. Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the merger; uncertainties as to how many of Gracell’s shareholders will vote in favour of the merger; the possibility that various conditions to the consummation of the merger contemplated by the merger agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Gracell’s business; the risk that shareholder litigation in connection with the offer or the merger may result in significant costs of defence, indemnification and liability; the possibility that the achievement of the specified milestone described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payment may never be realised; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor Gracell undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2022 and Gracell’s Annual Report on Form 20-F for the year ended 31 December 2022, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and Gracell with the SEC are available at www.sec.gov.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts

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Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2023

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary